November 2, 2007

Karen J. Garnett
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Chimera Investment Corporation
Amendment No. 1 to Registration Statement on Form S-11
Filed September 27, 2007
File No. 333-145525

Dear Ms. Garnett:

          On behalf of our client, Chimera Investment Corporation, a Maryland corporation (“Chimera”), set forth below are the responses of Chimera to the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the comments received in a letter dated October 11, 2007 (the “Comment Letter”) regarding the above referenced registration statement (the “S-11”).

          Chimera is filing today Amendment No. 2 to the S-11. This document has been revised to provide additional disclosure in response to the Comment Letter. Set forth below are Chimera’s point-by-point responses to the Comment Letter. All capitalized words used herein and not defined have the respective meanings ascribed to them in the S-11.

Registration Statement on Form S-11

General

          1. We note your response to comment 1. We apply Industry Guite 5 to blind-pool offerings of REITs. See Securities Act Release 33-6900. As you note in your response, Industry Guide 5 includes disclosures regarding prior performance of the sponsor. Although you note that your sponsor’s prior programs had differnet investment strategies, Item 8 of Industry Guide 5 requested narrative and tabular disclosure regarding the performance of prior programs that do not have the same investment objectives. Please provide such disclosure. In addition to including the other information specified in Item 8, please include in the narrative section disclosure regarding the lack of sponsor experience in certain of your targeted investments.

Karen J. Garnett
November 2, 2007

          Response

           Chimera notes that the prior performance tables (“Prior Performance Tables”) of Industry Guide 5 (“Guide 5”) are tailored for registration statements relating to interests in real estate limited partnerships. Since Annaly and the eight funds for which FIDAC is the advisor or sub-advisor (collectively, the “FIDAC Funds”) invest in residential mortgage-backed securities (“RMBS”), Chimera believes that some of the disclosures required by the Prior Performance Tables are not applicable to entities, such as Annaly and the FIDAC Funds, that investment in MBS. Nevertheless, Chimera appreciates the spirit behind Guide 5. Accordingly, Chimera has updated the disclosure in a way that meets the intent of Item 8 of Guide 5 without being confusing or misleading to investors. See pp 8 and 86-90

           Chimera advises the Staff that neither FIDAC nor Annaly has a “public track record” within the meaning of Guide 5. Moreover, Annaly’s investment objectives are similar to the investment objectives of the FIDAC Funds. Annaly, like the FIDAC Funds, has an investment objective of investing predominately in Agency RMBS, which have an actual or implied AAA rating. Chimera, however, has a much broader investment objective, and can invest in prime mortgage loans, Alt-A mortgage loans, Non-Agency RMBS, Agency RMBS, collateralized debt obligations, commercial mortgage-backed securities and consumer and non-consumer asset-backed securities.

           Chimera believes that the prior performance of Annaly should be disclosed separately from the FIDAC Funds. Annaly, like Chimera will be, is a NYSE-listed REIT with readily tradable securities, and Chimera believes that Annaly’s operating results may be meaningful to potential Chimera investors. The FIDAC Funds are Prodesse Investment Limited, USFR Limited Duration Company, Premier Mortgage Income Fund, LLC, Sentry Select MBS Adjustable Rate Income Fund II, Sentry Select FIDAC U.S. Mortgage Trust, First Trust/FIDAC Mortgage Income Fund, U.S. Dollar Floating Rate Fund, and TPTF Mortgage Income Fund. With respect to each of these funds, FIDAC generally follows the Annaly investment strategy of investing predominately in AAA-rated Agency MBS. Accordingly, as required by Guide 5, the disclosure provides information about the FIDAC Funds on an aggregate basis.

           Chimera believes that the disclosure meets the intent of the Prior Performance Tables. In particular, Prior Performance Table 1 requires information with respect to the sponsor’s experience in raising and investing funds. Annaly Table I provides information regarding total capital raised, amounts paid to Annaly and its affiliates, amounts paid to third parties and other offering expenses, stockholders’ equity, total assets, and leverage for the most recent three fiscal years. These two tables provide the appropriate information to investors with respect to Annaly’s experience in raising capital and investing the proceeds.

           With respect to the FIDAC Funds, the relevant information required by Prior Performance Table 1, such as amounts raised and commissions paid to sponsors, is contained on FIDAC Table 1 and is discussed in the following paragraph. Annaly and FIDAC Funds fully invest the funds they raise, typically in a few weeks. Accordingly, amounts available for investment and months to invest are not meaningful information for investors. In the context of buying billions of dollars of liquid, fungible Agency RMBS, acquisition cost information would be exceeding voluminous and not meaningful to investors. Information with respect to leverage for Annaly and the FIDAC Funds, however, has been provided.

Karen J. Garnett
November 2, 2007

           Chimera believes it is providing the relevant disclosures required by Prior Performance Table II with respect to Annaly in Annaly Table I (see prior discussion of Annaly Table I). Chimera believes it is providing the relevant disclosures required by Prior Performance Table II with respect to FIDAC in FIDAC Table I. FIDAC Table I provides the total capital raised by the FIDAC Funds in each of the past three fiscal years. This table also depicts the aggregate cash generated by the FIDAC Funds after all expenses but before investment advisory fees, and the amount of investment advisory fees paid by the FIDAC Funds. Chimera notes that the advisory fees in the FIDAC Table I includes some fees that are paid to unrelated third party advisors of certain funds for which FIDAC is a sub-advisor. The audited financial statements for those FIDAC Funds do not distinguish between the types of advisory fees and accordingly, FIDAC believes that it is appropriate to disclose the total amount of advisory fees those funds pay. In addition, since FIDAC does not receive a fee with respect to the disposition of assets, those lines of Prior Performance Table II have been eliminated.

           With regard to the operating results required by Prior Performance Table III, Chimera is providing Annaly’s summary financial information for the past five years (contained in the Annaly Table III) plus information with respect to leverage, total assets, and shareholder equity (contained in Annaly Table I). Chimera believes that these Annaly tables provide the information that is either required by or analogous to information required by Prior Performance Table III. In addition, for the FIDAC Funds Chimera is providing aggregate summary financial information with respect to the past five fiscal years (contained in the FIDAC Table II) that is similar to that provided with respect to Annaly.

           Chimera advises the staff that neither Annaly nor any of the FIDAC Funds has a “completed” program, and therefore none of the information required by Table IV is applicable. In addition, Chimera believes that none of the information required by Tables V and VI is applicable because such disclosure is relevant only in the “static pool” context — discrete unique assets that are purchased, held, and liquidated in connection with the winding down and “completion” of the program. Annaly and the FIDAC Funds are not “static pools”. Annaly and the FIDAC advised funds buy and sell a large volume of highly liquid securities. Such purchases and sales are done on a regular business at market prices. Moreover, the provision of this information would be voluminous and not helpful to the investor in evaluating whether to invest in Chimera.

Karen J. Garnett
November 2, 2007

          Finally, Chimera advises that FIDAC also serves as the collateral manager to an issuer of collateral debt obligations (a “CDO”). This CDO has not been included as a FIDAC Fund because unlike the FIDAC Funds, FIDAC’s discretion with respect to managing assets in the CDO is significantly limited. The indenture for the CDO gives the collateral manager very limited discretion with respect to disposition and acquisition of assets for the CDO. Specifically, the indenture sets forth specific types of assets that can be acquired, specific levels of asset classes, specific ratios of assets and a variety of other tests, ratios and other limitations and specifications with respect to the assets held by the CDO. Moreover, these limitations and restrictions with respect to the collateral manager were required by S&P and Moody’s who rated deal -- that is the agencies provided the tables that set forth with particularity the assets and amounts of assets that can be held by the CDO. In short, this CDO is not actively managed by an investment adviser as is the case with the FIDAC Funds, and, therefore, Chimera does not believe information with respect to the CDO is material to evaluating FIDAC’s performance.

          2. We note your response to comment 3. We have referred it to the Division of Investment Management for their consideration.

          Response

          We have revised the disclosure in accordance with our discussions with the Division of Investment Management.

Capitalization, page 39

          3. Please date your capitalization table as of the date of the latest balance sheet included in the prospectus.

          Response

          The disclosure has been revised in response to this comment. See p. 42.

Investment Portfolio, page 54

          4. We note your response to comment 18 and the risk factor on page 25. However, it is our understanding that the level of diligence customarily performed by buyers of rated tranches is signficantly different than the buyers of unrated tranches. If so, please provide disclosure regarding the additional costs of investing in unrated tranches.

          Response

Karen J. Garnett
November 2, 2007

          We have revised the disclosure in response to this comment and to be consistent with our response below. See p. 28

          Chimera notes that in the past the level of diligence customarily performed by buyers of investment grade tranches was significantly less than that of buyers of non-investment grade tranches, including unrated tranches. This difference in level of diligence was related to the belief that investment grade tranches were relatively risk free. In our view, the experience of the mortgage-backed securities and asset-backed markets this year, however, has dispelled that distinction. Accordingly, the disclosure with respect to due diligence in connection with the purchase of RMBS specifically does not distinquish between investment grade and non-investment grade securities. See p. 59.

Part II. Information Not Required in the Prospectus

Exhibit 5.1

          5. We note that your counsel has assumed that the shares will be issued in accordance with the charter and board resolutions. Please direct counsel to remove thses assumptions from the opinion as they are matters that should be covered by the opinion. If counsel is not able to opine that, assuming the assuming the shares are issued in accordance with the provisions of the underwriting agreement, that the sahres have been issued in accordance with the charter and the resolutions, please tell us whe.

          Response

          The opinion has been revised in response to this comment. A copy of the revised opinion is attached hereto as Exhibit A for the Commision’s review.

          If you any questions or comments, please call me at (202) 778-9401 at your earliest convenience.

Very truly yours,

/s/ Phillip J. Kardis II

Phillip J. Kardis II

Karen J. Garnett
November 2, 2007

cc:	R. Nicholas Singh, Esq.
Paul D. Tropp, Esq.
Valerie Ford Jacob, Esq.

Karen J. Garnett
November 2, 2007

Exhibit A

Form of Exhibit 5.1 Opinion of
KIRKPATRICK & LOCKHART PRESTON GATES ELLIS LLP

November ___, 2007

Chimera Investment Corporation
1211 Avenue of the Americas, Suite 2902
New York, New York 10036

                    Re: Registration of Shares on Form S-11

Ladies and Gentlemen:

          We have acted as counsel for Chimera Investment Corporation, a Maryland corporation (the “Company”), in connection with a Registration Statement on Form S-11 filed on August 17, 2007 and all amendments thereto (collectively, “Registration Statement”) to be filed with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “1933 Act”), for the registration of shares of common stock, $0.01 par value per share, of the Company (collectively, the “Shares”). Capitalized terms used but not defined herein shall have the meanings given to them in the Registration Statement.

          You have requested our opinion as to the matter set forth below in connection with the Registration Statement. For purposes of rendering that opinion, we have examined the Registration Statement, the Company’s Articles of Incorporation, as amended and supplemented, and Bylaws, as amended, the underwriting agreement between the Company and the underwriters named therein with respect to the Shares (the “Underwriting Agreement”), and the corporate actions of the Company that provide for the adoption and subsequent amendments of the Registration Statement and we have made such other investigation as we have deemed appropriate. We have examined and relied upon certificates of public officials and, as to certain matters of fact that are material to our opinion, we have also relied on a certificate of an officer of the Company in rendering our opinion. We have further assumed the legal capacity of natural persons. We have not verified any of those assumptions.

Karen J. Garnett
November 2, 2007

          Our opinion set forth below is limited to the Maryland General Corporation Law, including the applicable provisions of the Maryland Constitution and reported judicial decisions interpreting those laws.

          Based upon and subject to the foregoing, it is our opinion that:

          1. The Company is a corporation duly incorporated and existing and in good standing under the laws of the State of Maryland.

          2. The Shares have been duly authorized for issuance by the Company and, when and if issued and delivered against payment therefor in accordance with the Underwriting Agreement, will be validly issued, fully paid and nonassessable.

          The opinion expressed herein is limited to the matters specifically set forth herein and no other opinion shall be inferred beyond the matters expressly stated. We assume no obligation to supplement this opinion if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinion expressed herein after the date hereof.

          This opinion is being furnished to you for submission to the Commission as an exhibit to the Registration Statement. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of the name of our firm therein. In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the 1933 Act or the rules and regulations thereunder.

Yours truly,